Rule 424(b)(2)
Registration Statement No. 333-159243
PRICING SUPPLEMENT NO. 1
Dated November 30, 2010

To Prospectus Dated May 28, 2009 (the “Prospectus”)

WASHINGTON GAS LIGHT COMPANY
MEDIUM-TERM NOTES, SERIES I
DUE ONE YEAR OR MORE FROM DATE OF ISSUE
Principal Amount: $75,000,000

☑ Fixed Rate Note	☐ Floating Rate Note
☑ Book Entry Note	☐ Certificated Note

Issue Price (as a percentage of principal amount):	100%

Net Proceeds to Issuer:	$ 74,437,500

Original Issue Date:	December 3, 2010

Maturity Date:	December 3, 2040

CUSIP:	93884PDT4
Redemption:

☑ Optional Redemption:
Type:	☑ Make-whole redemption at any time on or after December 3, 2010 Make-Whole Call Premium: +20bps
☐ Other Redemption
Initial Redemption Price:
Initial Redemption Date:
Percentage amount by which Initial Redemption Price decreases each year:
☐ Other Redemption
Type:
Redemption price:
Redemption dates: Each payment date beginning
Applicable Only to Fixed Rate Notes:
Interest Rate: 5.211%
First Interest Payment Date: March 15, 2011
Interest Payment Dates: March 15 and September 15 of each year
Applicable Only to Floating Rate Notes:

Base Rate:
☐ Commercial Paper Rate
☐ Prime Rate
☐ CD Rate
☐ Federal Funds Effective Rate
☐ LIBOR
☐ Treasury Rate
☐ Other Rate

Initial Interest Rate:
Index Maturity:
Spread (plus or minus):
Spread Multiplier:
Maximum Interest Rate:
Minimum Interest Rate:
Interest Reset Dates:
Interest Reset Period:
Interest Payment Dates:
Interest Payment Period:
Interest Determination Dates:

This Pricing Supplement relates to the original issuance and sale by Washington Gas Light Company (“we”, “us”, or “our”) of the Medium-Term Notes, Series I (“notes”), described herein severally through Mitsubishi UFJ Securities (USA), Inc. and BB&T Capital Markets, a division of Scott & Stringfellow, LLC, as Agents.
The Agents have severally and not jointly agreed to purchase from us, and we have agreed to sell to the Agents, the principal amount of notes set forth opposite their respective names below.

Agent	Principal Amount of Notes
BB&T Capital Markets, a division of Scott & Stringfellow, LLC	$35,000,000
Mitsubishi UFJ Securities (USA), Inc.	40,000,000

$75,000,000

Use of Proceeds
Proceeds from the sale of these notes will be used by Washington Gas Light Company to retire short-term debt used to refund long-term debt that was redeemed on April 6, 2010 with a coupon rate of 7.50%, on May 12, 2010 with a coupon rate of 1.05194% and on June 21, 2010 with a coupon rate of 7.70%, and for general corporate purposes such as the acquisition of property and working capital requirements.
Interest Rate
General
A glossary is provided at the end of this Pricing Supplement which defines the capitalized words used in the following discussion about the interest rates payable and optional redemption provisions on these notes.
Fixed Rate Notes
The interest rate on these notes will be fixed. Interest will be paid March 15 and September 15, and upon maturity, redemption or repurchase. The record dates for such notes will be March 1 (for interest to be paid on March 15) and September 1 (for interest to be paid on September 15). Interest payments will be the amount of interest accrued from and including the immediately preceding interest payment date in respect of which interest has been paid or from and including the date of issue, if no interest has been paid with respect to the notes, to, but excluding, each March 15 and September 15. Interest will be computed using a 360-day year of twelve 30-day months. If any interest payment date, redemption date, or the maturity date of the notes falls on a day that is not a Business Day, any principal, premium, or interest payments will be made on the next succeeding Business Day, and no interest will accrue on the amount payable for the period from and after the interest payment date, redemption date, or the maturity date, as the case may be.
Optional Redemption
The notes will not be subject to any sinking fund. The notes will be subject to redemption at our option on any date or dates on and after December 3, 2010, in whole or from time to time in part, in increments of $1,000. The redemption price, to be calculated by us, may be determined as the greater of (i) 100% of the principal of such notes; or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus a make-whole spread as specified in this Pricing Supplement (the Make-Whole Call Premium); plus accrued and unpaid interest thereon to the date of redemption. Notwithstanding the foregoing, installments of interest on notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest date to the registered holders as of the close of business on the relevant record date according to the notes and the indenture.
Notes may be redeemed in whole or in part in increments of $1,000, upon no more than 60 and not less than 30 days prior notice to the note holder. If we do not redeem all the notes of a series or tranche at one time, the Trustee will select the notes to be redeemed by lot, pro rata. Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.
Glossary
Set forth below are definitions of some of the terms used in this Pricing Supplement:
“BUSINESS DAY” means any day other than a Saturday or Sunday that is not a day on which banking institutions in Washington, DC, or in New York, NY, are authorized or obligated by law or executive order to be closed.
“COMPARABLE TREASURY ISSUE” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.
“COMPARABLE TREASURY PRICE” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such quotations.
“INDEPENDENT INVESTMENT BANKER” means one of the Reference Treasury Dealers appointed by the Trustee after consultation with us.
“REFERENCE TREASURY DEALER” means each of three primary U.S. Government securities dealers selected by us at our discretion; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in The City of New York (a Primary Treasury Dealer), we shall substitute therefore another Primary Treasury Dealer.
“REFERENCE TREASURY DEALER QUOTATIONS” means, with respect to each Reference Treasury Dealer and any redemption date applicable to the note, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. New York time on the third Business Day preceding such redemption date.
“TREASURY RATE” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.
“TRUSTEE” means The Bank of New York Mellon.

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